Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The only class of securities of Liquidia Corporation, a Delaware corporation (the “Company”), registered under Section 12 of the Securities Exchange Act of 1934, as amended, is common stock, par value $0.001 per share (“common stock”). The following description of the Company’s common stock and preferred stock, $0.001 par value per share (“preferred stock”), summarizes the material terms and provisions of the Company’s common stock and preferred stock.

General

The total number of shares of capital stock that the Company has authorized is 110,000,000, divided into two classes consisting of (i) 100,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by the Board of Directors of the Company (the “Board”) out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The Board is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of these shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the preferred stock.

Warrants

As of December 31, 2023, we had outstanding warrants to purchase an aggregate of 415,572 shares of our common stock, comprised of 250,000 warrants, 100,000 warrants and 65,572 warrants at exercise prices per share of $5.14, $3.05 and $0.02, respectively. These warrants expire on December 31, 2026, February 26, 2031 or January 6, 2032, as applicable.

Registration Rights

On December 23, 2019, Liquidia Technologies, Inc., a wholly owned subsidiary of the Company and predecessor-in-interest for U.S. Securities and Exchange Commission (“SEC”) reporting purposes (“Liquidia Technologies”), entered into a common stock purchase agreement for a private placement with certain purchasers whereby, on December 27, 2019 Liquidia Technologies issued and sold 7,164,534 shares of its common stock at a price of $3.13 per share for aggregate gross proceeds of approximately $22.4 million (the “2019 Private Placement”). In connection with the Private Placement, on December 23, 2019, Liquidia Technologies entered into a registration rights agreement with the purchasers (the “2019 Registration Rights Agreement”), pursuant to which Liquidia Technologies agreed to file a registration statement with the SEC covering the resale of the shares of Liquidia Technologies common stock sold in the 2019 Private Placement.

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Liquidia Technologies agreed to file such registration statement within 60 days following the date of the 2019 Registration Rights Agreement, which registration statement was filed with the SEC on February 3, 2020 and declared effective by the SEC on February 13, 2020. The 2019 Registration Rights Agreement includes customary indemnification rights in connection with the registration statement.

Pursuant to a Limited Waiver and Modification, dated as of August 3, 2020, to that certain Agreement and Plan of Merger, dated as of June 29, 2020, by and among the Company, Liquidia Technologies and RareGen, LLC (“RareGen”), among other parties (the “Merger Agreement”), (i) RareGen waived the requirement in the Merger Agreement that the shares issuable to RareGen members in the merger transaction be registered on the related Registration Statement on Form S-4 and (ii) the Company covenanted and agreed to file with the SEC a resale registration statement as promptly as practicable following the closing of the merger transaction to register for resale the shares of common stock issuable to RareGen members in the merger transaction and to use reasonable best efforts to cause such resale registration statement to be declared effective by the SEC within 60 days following the closing date of the merger transaction, which registration statement was initially filed with the SEC on December 16, 2020 and declared effective on December 23, 2020.

Additionally, Liquidia Technologies entered into a Seventh Amended and Restated Investors' Rights Agreement (“IRA”) on February 2, 2018 with its then-largest stockholders. Subject to the terms of the IRA, Holders (as defined in the IRA) of shares having registration rights (“Registrable Securities”, as defined in the IRA) can demand that the Company file a registration statement or request that their shares be covered by a registration statement that the Company is otherwise filing, until the earliest to occur of: (i) July 30, 2023, (ii) as to any Holder, such earlier time at which such Holder can sell all Registrable Securities held by such Holder (together with any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) in a single three (3)-month period without registration in compliance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or (iii) after the consummation of a "Liquidation Event," as defined in the IRA.

All registration rights granted under the IRA terminated on the fifth anniversary of the completion of our initial public offering, or July 30, 2023.

On December 12, 2023, the Company entered into a common stock purchase agreement, or the December 2023 Purchase Agreement, with Roger Jeffs, the Chief Executive Officer of the Company, or the Investor, in connection with the private sale of 139,665 unregistered shares of the Company’s common stock, in a private placement at a purchase price of $7.16 per share for an aggregate investment amount of approximately $1.0 million, which is referred to herein to as the 2023 Private Placement. The December 2023 Purchase Agreement contains customary representations and warranties, agreements and obligations, closing conditions and termination provisions. Additionally, pursuant to the December 2023 Purchase Agreement, the Company agreed to promptly file a registration statement with the SEC covering the resale of the shares of common stock sold in the 2023 Private Placement upon written request by the Investor.

On January 4, 2024, the Company entered into a common stock purchase agreement, or the January 2024 Purchase Agreement, with Legend Aggregator, LP (the “Purchaser”), for the sale by the Company in a private placement of an aggregate of 7,182,532 shares of the Company’s common stock at a purchase price of $10.442 per share for an aggregate investment amount of approximately $75.0 million, which is referred to herein as the 2024 Private Placement. The January 2024 Purchase Agreement contains customary representations and warranties, agreements and obligations, closing conditions and termination provisions. In connection with the 2024 Private Placement, the Company entered into a registration rights agreement (the “2024 Registration Rights Agreement”) with the Purchaser. Pursuant to the 2024 Registration Rights Agreement, the Company agreed to file a shelf registration statement with the SEC within 180 days following the date of entry into the 2024 Registration Rights Agreement (the “Filing Deadline”) to register the 2024 Private Placement shares for resale and use its best efforts to cause the Registration Statement to be declared effective by the SEC or otherwise become effective under the Securities Act as soon as practicable after the filing thereof, but in no event later than that date that is the earlier of (i) in the event that such registration statement (x) is not subject to a review by the SEC, 60 days after the earlier of (A) the Filing Deadline and (B) the date such registration statement was filed with the SEC and (y) is subject to a review by the SEC, 90 days after the earlier of (A) the Filing Deadline and (B) the date such registration statement was filed with the SEC and (ii) five (5) business days after the date the Company receives written notification from the SEC that the registration statement will not be reviewed. The Company also agreed, among other things, to indemnify the selling holders under the registration statement from

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certain liabilities and to pay all fees and expenses incident to the Company’s performance of or compliance with the 2024 Registration Rights Agreement.

Anti-Takeover Effects of the Company’s Charter and Bylaws and Delaware Law

Some provisions of Delaware law and the Company’s certificate of incorporation and bylaws could make the following transactions more difficult:

●	acquisition of the Company by means of a tender offer, a proxy contest or otherwise; and

●	removal of the Company’s incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate first with the Board. They are also intended to provide Company management with the flexibility to enhance the likelihood of continuity and stability if the Board determines that a takeover is not in the best interests of its stockholders. These provisions, however, could have the effect of discouraging attempts to acquire the Company, which could deprive the Company’s stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. The Company believes that the benefits of these provisions, including increased protection of the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Election and Removal of Directors

The Company’s certificate of incorporation and bylaws contain provisions that establish specific procedures for appointing and removing members of the Board. Under the Company’s certificate of incorporation and bylaws, the Board consists of three classes of directors: Class I, Class II and Class III. A nominee for director shall be elected to the Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election. Each director will serve a three-year term and will stand for election upon the third anniversary of the annual meeting at which such director was elected. In addition, the Company’s certificate of incorporation and bylaws provide that vacancies and newly created directorships on the Board may be filled only by a majority of the directors then serving on the Board. Under the Company’s certificate of incorporation, directors may be removed by the stockholders only by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class.

Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without any further vote or action by the Company’s stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control over the Company by means of a proxy contest, changes in the Company’s management, tender offer, merger or otherwise. In particular, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

Stockholder Action; Advance Notification of Stockholder Nominations and Proposals. The Company’s certificate of incorporation and bylaws require that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of stockholders and does not allow for stockholders to act by written consent without a meeting. In addition, the Company’s bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the Board or by a stockholder who gives written notice to the Company no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire the Company or delaying changes in the Company’s management, which could depress the market price of the common stock.

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Special Stockholder Meetings. Under the Company’s certificate of incorporation and bylaws, only the Board, the Chairman of the Board or the Company’s Chief Executive Officer may call special meetings of stockholders.

Delaware Anti-Takeover Law. The Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting. Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. The Company’s certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the Board. Without cumulative voting, a minority stockholder will not be able to gain as many seats on the Board based on the number of shares of Company stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board to influence its decision regarding a takeover.

Amendment of Charter Provisions. The amendment of certain of the above provisions in the Company’s certificate of incorporation and bylaws requires approval by holders of at least a majority of the Company’s outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers, and, as a consequence, they may also inhibit temporary fluctuations in the market price of the common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Exclusive Forum

The Company’s certificate of incorporation provides that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or its stockholders, (3) action asserting a claim against the Company arising pursuant to any provision of the DGCL or the Company’s certificate of incorporation or bylaws or (4) action asserting a claim against the Company governed by the internal affairs doctrine. This provision does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in the Company’s certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Transfer Agent

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A. and its address is 150 Royall Street, Canton, MA 02021.

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